This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated as of November 18, 1998, and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of HSC Acquisition Corp. by Bear, Stearns & Co. Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                         Notice of Offer to Purchase
                   All Outstanding Shares of Common Stock
     and All Outstanding Shares of Series A Convertible Preferred Stock (Including, in Each Case, the Associated Preferred Stock Purchase Rights)

                                     of

                            Hills Stores Company
                                     at
                         $1.50 Net Per Share in Cash

                                    plus

                      a Deferred Contingent Cash Right
                            (as described herein)

                                     by

                           HSC Acquisition Corp.,
                        a wholly-owned subsidiary of
                        Ames Department Stores, Inc.

     HSC Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Ames Department Stores, Inc., a Delaware corporation ("Parent"), is offering to purchase (i) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), including the preferred stock purchase rights associated therewith issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Common Shares"), and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.10 per share (the "Preferred Stock"), including the associated Rights (the Preferred Stock, together with the associated Rights, the "Preferred Shares"; and, together with the Common Shares, the "Shares") of Hills Stores Company, a Delaware corporation (the "Company"), at a price of $1.50 per Share, net to the seller in cash, without interest, plus a Deferred Contingent Cash Right (a "DCCR") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 16, 1998, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (A) there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares beneficially owned by Parent, Purchaser or any of their affiliates (if any), constitutes at least 60% of the Shares then outstanding on the date Shares are accepted for payment, and (B) Purchaser having acquired prior to, or simultaneous with, the consummation of the Offer not less than 66-2/3% in aggregate principal amount of the then outstanding 12-1/2% Senior Notes due 2003 (the "Notes") of the Company.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 12, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement and in accordance with the Delaware General Corporation Law, as amended (the "DGCL"), as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, including the purchase of Shares pursuant to the Offer and the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), Purchaser shall be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent, Purchaser or any of its subsidiaries, and (iii) stockholders who have properly exercised their dissenters' rights under the DGCL, will be cancelled and converted automatically into the right to receive $1.50 in cash, or any higher price per Share paid in the Offer and a DCCR (the "Merger Consideration"), without interest.

     Concurrently with the execution of the Merger Agreement, the Company and Parent have entered into a Stock Option Agreement, dated as of November 12, 1998 (the "Stock Option Agreement"), pursuant to which, among other things, the Company has granted Parent an irrevocable option to purchase (the "Stock Option") up to 2,073,753 fully paid and nonassessable Common Shares, or such other number of Common Shares as equals 19.9% of the Company's issued and outstanding Common Shares at the time of exercise of the Stock Option at a purchase price of $1.50, exercisable upon the occurrence of certain events.

     The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     Pursuant to the terms of the Merger Agreement, the DCCR that is part of the consideration to be received by holders of Shares (other than Parent or Purchaser, or the Company, or their respective subsidiaries), in the Offer and the Merger will entitle each such holder to such holder's pro rata share (rounded up to the nearest cent) of 25% of the Net Recovery (as defined in the Offer to Purchase), if any, received by the Company or the Surviving Corporation in respect of certain litigation commenced by the Company in September 1995 against the former members of the Board of Directors of the Company. There can be no assurance that the DCCRs ultimately will have any value resulting in any payment being made with respect thereto.

     A DCCR will not (i) be transferable by any recipient thereof, except by will or pursuant to the laws of descent and distribution or by operation of law, (ii) be evidenced by a certificate or other instrument, (iii) possess any voting rights, (iv) receive or be entitled to receive any dividends or interest, or (v) represent any equity in the Company, Purchaser, Parent or the Surviving Corporation.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. The per Share consideration paid to any holder of Shares pursuant to the Offer will be the highest per Share consideration paid to any other holder of Shares pursuant to the Offer. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for such Shares, regardless of any extension of the Offer or any delay in making such payment.

     The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Wednesday, December 16, 1998, unless and until Purchaser (in accordance with the terms of the Offer, but subject to the limitations of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Any such extension will be followed by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such Shares. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

     Except as otherwise provided below or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 17, 1999. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

     The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent or the Dealer Manager, at their addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or other person other than the Dealer Manager, the Depositary and the Information Agent for soliciting tenders of Shares pursuant to the Offer.



                   The Information Agent for the Offer is:

                            D.F. King & Co., Inc.
                               77 Water Street
                        New York, New York 10005-4495
                         (800) 431-9629 (Toll Free)



                    The Dealer Manager for the Offer is:

                          Bear, Stearns & Co. Inc.
                              245 Park Avenue
                          New York, New York 10167
                         (800) 513-BEAR (Toll Free)
                         (800) 513-2327


November 18, 1998